Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2. Date of Material Change

February 9, 2012

Item 3. News Release

News Release dated February 9, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4. Summary of Material Change

The Company has advised shareholders that it has filed and is mailing its Management Information Circular for a Special Meeting of holders of common shares of the Company that will take place on April 3, 2012.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9. Date of Report

February 9, 2012

Schedule "A"

Baja Mining Files Management Information Circular And Exposes Mount Kellett’s Creeping Takeover Strategy

Shareholders Urged To Vote The GOLD Proxy To Stop Mount Kellett From Obtaining Control Of Baja

Vancouver, February 9, 2012 - Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today advised shareholders that it has filed and is mailing its Management Information Circular for a Special Meeting of holders of common shares of Baja that will take place on April 3, 2012. The Special Meeting was requisitioned by Mount Kellett Master Fund II A LP.

The Circular exposes Mount Kellett’s attempt to execute a creeping takeover of Baja and details Mount Kellett’s attempts to put its interests ahead of the interests of other shareholders. Among other things, Mount Kellett privately sought exemptions from the Shareholder Rights Plan in 2011 so that Mount Kellett could acquire more than 30% of Baja’s common shares.

“The evidence overwhelmingly suggests that Mount Kellett wants control of Baja without offering a premium for control,” said Giles Baynham, Chairman of Baja. “Further, Mount Kellett has made no commitment to a long-term standstill agreement. Without such a commitment there will be no protection against Mount Kellett’s use of inside information, especially during this sensitive period before shareholders realize full value from the completion of the Boleo project.”

Baja urges shareholders to carefully review Baja’s Letter to Shareholders (included below) and the Circular and vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

Baja’s Letter to Shareholders and Circular have been filed on SEDAR and posted to Baja’s website at http://bajamining.com/proxycontest. Shareholders should also check http://bajamining.com/proxycontest for updates as the proxy contest progresses.

Voting Instructions

Baja recommends that shareholders vote only the GOLD proxy:

  AGAINST the Director Removal Resolution;

  AGAINST the Board Expansion Resolution;

  WITHHOLD on the Lehner and Waisberg Election Resolutions; and

  FOR the Option Plan Amendment Resolution.

In order to be counted at the Special Meeting of holders of common shares of Baja, the GOLD proxy should be voted well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time). Shareholders who require assistance voting the GOLD proxy should contact Laurel Hill Advisory Group at 1-877-304-0211 or by email at assistance@laurelhill.com.

The Special Meeting of holders of common shares of Baja will be held in the Oceanview Suite 4, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada on Tuesday, the 3rd day of April, 2012 at 10:00 a.m. (Vancouver time).

Chairman’s Letter to Shareholders

The complete Letter to Shareholders from the Chairman of the Board of Directors follows:

Dear fellow shareholder,

Baja Mining Corp. faces a proxy contest that could have grave consequences for your company. A dissident, Mount Kellett Master Fund II A LP, has forced Baja to call a meeting of shareholders. At the meeting, which will take place on April 3, 2012, Mount Kellett seeks to place two representatives on the Board.

Your Board opposes Mount Kellett’s initiative for the reasons summarized in this letter and detailed in an accompanying circular. Join us in voting the GOLD proxy to stop Mount Kellett. Its objective amounts to a creeping takeover. We believe Mount Kellett wants control of Baja before the Boleo project is completed, without offering other shareholders a premium for control.

Your Board has made significant progress towards creating an operating mine at Boleo. During a period of troubled financial markets, we completed a US$1.1 billion financing for Boleo’s construction. Baja has outperformed most of its peers. We work hard for the benefit of all shareholders.

Mount Kellett is not a builder of mines and is not advancing a new corporate strategy. It has forced this expensive and distracting fight on us for no valid reason. Now we need your help to win. Join us to:

  Vote AGAINST Mount Kellett’s resolution to remove two Baja directors who have far more mining experience, and more relevant experience, than the two Mount Kellett nominees.

  Vote AGAINST Mount Kellett’s resolution to increase the size of the Board to nine from seven.

  Vote WITHHOLD for the two Mount Kellett nominees.

  Vote FOR the stock option plan amendment resolution.

Don’t let Mount Kellett capture value that belongs to you

Why should you oppose Mount Kellett? For more than a year it has sought special status as a shareholder and in 2011 it privately sought exemptions that would have permitted it to acquire more than 30% of Baja’s common shares. Had Mount Kellett achieved this objective, it would have obtained effective control of Baja with no premium being delivered to all shareholders.

Your Board refused this request for special treatment and Mount Kellett’s other special status demands. Our resistance is the real reason for this proxy contest. Now Baja’s shareholders and Board are all that stand in

Mount Kellett’s way.

Beyond Mount Kellett’s demand for greater ownership, shareholders should consider that Mount Kellett:

  Attempted to obtain special rights by providing a “strings-attached” financing to Baja – your Board declined.

  Used stealth tactics to accumulate its current 19.9% holding – Mount Kellett chose not to report its trades on SEDI after reaching 10% ownership.

  Is attempting to disguise its real agenda with a governance smokescreen. We examined the governance policies of 10 publicly-traded companies in which Mount Kellett has invested, or where dissident nominee Lorie Waisberg serves on the board, and we found dozens of transgressions against the governance standards Mount Kellett set for Baja. The evidence shows that Mount Kellett doesn’t care about governance.

  Rejected your Board’s fair offer to add as directors two Mount Kellett nominees who are also independent of Mount Kellett and its special status demands. Mount Kellett’s rejection of our offer proves that governance is not the issue. Rather, the issue is Mount Kellett’s desire for control of Baja and access to inside information.

Baja has done everything possible to avoid a proxy contest except sacrifice shareholder interests. Mount Kellett, having failed to intimidate the Board, is now trying another path to achieve special status at your expense. If Mount Kellett’s representatives are elected, it will have additional influence over Baja and an open-ended invitation to continue to disrupt your Company, but this time from the inside.

Mount Kellett will not represent your interests

Don’t expect Mount Kellett to represent your interests on the Board. Mount Kellett nominee Stephen Lehner is the front man for Mount Kellett’s special status demands. As a Mount Kellett employee he is professionally conflicted. He lacks relevant experience. If you elect him, Mount Kellett will have its man on the inside and will be a significant step closer to executing its creeping takeover strategy.

Your Board needs your support to prevent Mount Kellett from achieving its hidden agenda. All votes matter, regardless of how many shares you hold. Protect the interests of all shareholders by keeping Mr. Lehner and his ally Mr. Waisberg off of Baja’s Board. Vote only the GOLD proxy so that your Board and management can remain focused on developing Boleo and delivering value to all shareholders.

The danger of electing Mount Kellett

If Mount Kellett wins this proxy contest:

  Mr. Lehner will have access to inside information on the Boleo project. He will also have access to the strategic planning of the Board. If he later resigns from the Board, Mount Kellett may use this knowledge to advantage itself, to the detriment of other shareholders. For example these insights may help Mount Kellett to attempt to take Baja private or to bid for Baja on its own or with allies before Baja’s shareholders realize full value from the completion of the Boleo project. Mount Kellett has made no commitment to a long-term standstill agreement that would protect other shareholders against such use of inside information.

  Mount Kellett has already demonstrated a willingness to use its influence for its own benefit rather than for the benefit of all shareholders. Mount Kellett’s ability to advance its agenda will be far more potent if it succeeds in putting directors who are not independent of Mount Kellett on the Baja Board. There may be crucial moments when Mount Kellett will seek its own benefit or will make the Board dysfunctional if it resists Mount Kellett’s demands. Mount Kellett may seek more influence by demanding more representatives on the Board.

  Mr. Lehner faces a conflict of interest. On the one hand, he will owe a fiduciary duty to Baja and Baja’s shareholders. But as an employee of a self-proclaimed opportunistic trader, he may feel obliged to use every opportunity to maximize Mount Kellett’s own profit, even at the expense of Baja and its other shareholders. Due to this inherent conflict, many portfolio managers don’t serve on Boards. Nor does Mount Kellett have representatives on the Boards of other publicly traded companies. If and when the conflict comes to a head, Baja’s shareholders can’t be sure which obligation will be paramount.

  You may not be able to stop Mount Kellett later on. Mount Kellett no doubt will dismiss the Board’s concerns. Mount Kellett will tell you that its prior actions don’t matter and that its minority status on the Board will protect you should it seek special status again. Mount Kellett will tell you that the Shareholder Rights Plan will prevent it from acquiring more shares and influence. But Mount Kellett’s principals, formerly senior executives with Goldman Sachs, are sophisticated financial players. If you leave the door ajar, don’t be surprised if Mount Kellett finds a way to force it all the way open.

To achieve its objective, Mount Kellett wants to replace two independent directors who have vastly superior credentials and far more relevant experience than either of Mount Kellett’s nominees. Mount Kellett has even attempted to intimidate Baja’s Board with threats to embarrass Kendra Low, a highly capable Baja executive. Baja did not bend to this intimidation tactic. Instead, your Board is protecting your interests by fighting to keep Mount Kellett off the Board.

Mount Kellett is a self-proclaimed opportunist. It sees its opportunity in you, the shareholders of Baja. Don’t reward Mount Kellett for its record of seeking special status. Don’t reward Mount Kellett for threats and intimidation tactics, and for trying to gain control without paying you a premium.

Your Board’s objectives are to advance the Boleo project toward production and create value for all shareholders. Please allow us to continue our work for the benefit of you, the shareholder. Vote the GOLD proxy to keep Mr. Lehner and his ally Mr. Waisberg off of the Baja Board.

Yours truly,
“Giles Baynham”
Giles Baynham Chairman,
Baja Mining Corp.

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6 percent (100 percent equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.